                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                                 (CUSIP Number)

                                Bernard M. Trager
                             601 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 584-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Voluntary Amendment
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                              CUSIP NO. 760281 204
--------------------------------------------------------------------------------


                     CUSIP NO. - 760281 204

(1)      Names of Reporting Persons. . . . . . . Bernard M. Trager

         I.R.S. Identification Nos. of
         Above Persons (entities only) . . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (see Instructions). .  00, PF

(5)      Check if Disclosure
         of Legal Proceedings is
         Required Pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . .1,050,843.4   (1)(2)
         (8)      Shared Voting Power. . . . . . .  430,128.4   (1)(3)(4)
         (9)      Sole Dispositive Power . . . . .1,050,843.4   (1)(2)
         (10)     Shared Dispositive Power . . . .8,452,223.0   (1)(4)(5)

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person. . . . . .9,664,769.9   (1)(2)(3)(4)(5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11) . . . . . . . . .     51.9% (6)

(14)     Type of Reporting Person  . . . . . . .  IN

     (1) After adjustment for two stock dividends declared by the Issuer on March 18, 2004 and January 21, 2005, respectively, of .05 shares of Class A Common Stock per outstanding share of Class A Common Stock and .05 shares of Class B Common Stock per share of Class B Common Stock, paid to holders of record as of March 30, 2004 and March 25, 2005, respectively.
     (2) Includes 608,047 shares of Class B Common Stock of the Issuer held by the reporting person and 1,102 shares of Class B Common Stock of Issuer held in the Issuer's 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 1,816.4 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), and 7,158 shares of Class A Common Stock held in the Issuer's 401(k) plan.

--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                              CUSIP NO. 760281 204
--------------------------------------------------------------------------------


     (3) Includes 161,703.4 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee.
     (4) Includes 129,492 shares of Class B Common Stock held by the reporting person's spouse, Jean S. Trager. Also includes 138,933 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.
     (5) Includes 6,508,731 shares of Class A Common Stock held of record by Teebank Family Limited Partnership ("Teebank"), 842,292 shares of Class B Common Stock held of record by Teebank, 680,334 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 152,441 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person's spouse is a limited partner of Teebank and Jaytee.
     (6) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of May 19, 2005 (16,905,731) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,733,374).

--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                              CUSIP NO. 760281 204
--------------------------------------------------------------------------------


                                EXPLANATORY NOTE

This Amendment No. 5 to the Schedule 13D filed February 8, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed February 11, 2000 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed February 12, 2002 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed February 13, 2003, and Amendment No. 4 to the Schedule 13D filed February 17, 2004, which were filed with the Securities and Exchange Commission by the reporting person and relate to the shares of Class A Common Stock, no par value, of Republic Bancorp, Inc., a Kentucky corporation (the "Issuer")), is being filed on a voluntary basis to amend Items 3 and 5 of Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, and the Schedule 13D to reflect updated holdings for the reporting person. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as heretofore amended.


         Item 3.  Sources and Amount of Funds or Other Consideration.

                  On January 29, 1999, in Louisville, Kentucky, the ESOP purchased 200,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from the reporting person, and purchased 100,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Banker's Insurance Agency, Inc. The ESOP borrowed an aggregate of $3,873,000 to finance such acquisitions from the Issuer, pursuant to a Loan Agreement, Note, and Stock Pledge Agreement previously filed as exhibits hereto. The reporting person is a member of the Administrative Committee of the ESOP, and, as such, shares voting power over the 154,003.6878 currently unallocated shares of Class A Common Stock held by the ESOP.

                  On January 21, 2004, in Louisville, Kentucky, Jaytee Properties Limited Partnership ("Jaytee") purchased a total of 3,050 shares of Class B Common Stock of the Issuer in a private transaction. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. The purchase price for the shares was $19.95 per share, and Jaytee employed working capital to make the purchase. The reporting person is a general and a limited partner of Jaytee, and the reporting person's spouse is a limited partner of Jaytee.

                  On February 7, 2005, in Louisville, Kentucky, the reporting person exchanged 525 shares of Class A Common Stock for 525 shares of Class B Common Stock in a private transaction. The Class A Common Stock had an opening market price of $27.09 per share on the date of the transaction.

         Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of the Class A Common Stock that the reporting person owns beneficially, pursuant to Rule 13d-3 under the Act, is 9,664,769.9, which constitutes approximately 51.9% of the Class A Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act.(1)(2)(3)(4)(5)

                  (b)      Sole Voting Power. . . . . . 1,050,843.4   (1)(2)
                           Shared Voting Power. . . . .   430,128.4   (1)(3)(4)
                           Sole Dispositive Power . . . 1,050,843.4   (1)(2)
                           Shared Dispositive Power . . 9,664,769.9   (1)(4)(5)

                  The reporting person shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the "Bank"), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) William Petter, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman and Chief Operating Officer of the Issuer and Executive Vice President of the Bank;
(e) Jean S. Trager, the reporting person's spouse, 6001 Orion Road, Louisville, Kentucky 40222; and (f) Shelley Trager Kusman, 7413 Cedar Bluff Court, Prospect, Kentucky 40059, President, Banker's Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

----------

--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                              CUSIP NO. 760281 204
--------------------------------------------------------------------------------


     (1) After adjustment for two stock dividends declared by the Issuer on March 18, 2004 and January 21, 2005, respectively, of .05 shares of Class A Common Stock per outstanding share of Class A Common Stock and .05 shares of Class B Common Stock per share of Class B Common Stock, paid to holders of record as of March 30, 2004 and March 25, 2005, respectively.
     (2) Includes 608,047 shares of Class B Common Stock of the Issuer held by the reporting person and 1,102 shares of Class B Common Stock of Issuer held in the Issuer's 401(k) plan. Class B Common Stock is immediately convertible into Class A common Stock on a one share for one share basis. Also includes 1,816.4 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), and 7,158 shares of Class A Common Stock held in the Issuer's 401(k) plan.
     (3) Includes 161,703.4 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee.
     (4) Includes 129,492 shares of Class B Common Stock held by the reporting person's spouse, Jean S. Trager. Also includes 138,933 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.
     (5) Includes 6,508,731 shares of Class A Common Stock held of record by Teebank Family Limited Partnership ("Teebank"), 842,292 shares of Class B Common Stock held of record by Teebank, 680,334 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 152,441 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person's spouse is a limited partner of Teebank and Jaytee.

--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                              CUSIP NO. 760281 204
--------------------------------------------------------------------------------


                  (c) Except for (i) the allocation of 446.3 shares of Class A Common Stock to the reporting person under the ESOP effective as of December 31, 2004, and from which 63 shares of Class A Common Stock were distributed to the reporting person in December, 2004, (ii) a gift made by the reporting person in Louisville, Kentucky on December 27, 2004, of 9,420 shares of Class A Common Stock to Trager Family Foundation, Inc. of which the reporting person is a beneficial owner, and (iii) several gifts by the reporting person on February 7, 2005 of partnership units representing an interest in the assets of Jaytee Properties Limited Partnership and Teebank Family Limited Partnership, which gifts do not affect the reporting person's beneficial ownership under Rule 13d-3 of the securities of the Issuer held by such partnerships, the reporting person has not effected any transactions in shares of the Class A Common Stock (or Class B Common Stock which is convertible into Class A Common Stock on a share for share basis) of the Issuer during the past 60 days.

                  (d) As co-general partners of Jaytee and Teebank, the reporting person and Steven E. Trager may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. The reporting person, with Jean S. Trager, Steven E. Trager and Shelley Trager Kusman, the other directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities by such corporation. As the holder of 129,492 shares of Class B Common Stock, Jean S. Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from Teebank and Jaytee.

                  Members of the Investment Committee of the ESOP, including Steven E. Trager, may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive dividends from such securities.

                  (e)      Not Applicable.

--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                              CUSIP NO. 760281 204
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           /s/ BERNARD M. TRAGER
                                            Bernard M. Trager


                                            Date: 5/25, 2005